UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
August 29, 2007

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Item 5.02 Departure of Directors or Principal Officers; Appointment of Principal Officers.

The information in this Form 8-K is being furnished pursuant to Item 1.01 and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act. This report will not be deemed an admission as to the materiality of any information herein.

On August 23, 2007, with approval from the Compensation Committee (the "Committee") of the Board of Directors of bebe Stores, Inc. (the "Company"), the Company entered into an employment agreement with Susan Peterson. Such agreement increased Ms. Peterson's annual base salary to $350,000 and maintained her bonus target at 30% of base salary. Such base salary increase is effective as of August 27, 2007. Ms. Peterson was also awarded, subject to approval by the Board of Directors, and subject to the standard provisions of the Company's 1997 Stock Plan, as amended ("Stock Plan"), an incentive stock option under the Company's Stock Plan to purchase 100,000 shares of bebe Common Stock, with an excercise price equal to the last sale price of the Common Stock on the NASDAQ market on the date of Grant ("Grant Date"). These options will vest over a 4 year period as follows: 20% (20,000 shares) after the first year, 20% (20,000 shares) after the second year, 30% (30,000 shares) after the third year and 30% (30,000 shares) after the fourth year. Ms. Peterson was also awarded, subject to approval by the Board of Directors, and subject to the terms of a restricted stock agreement to be entered into between the Company and Ms. Peterson, 10,000 shares of restricted common stock that will vest over a 2-year period beginning from the Grant Date where 50% of the shares of restricted common stock (5,000 shares) would vest one year from the Grant Date and 50% of the shares of restricted common stock (5,000 shares) would vest two years from the Grant Date. Ms. Peterson's employment remains at-will.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated August 29, 2007

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer